EXHIBIT 12

ST. JUDE MEDICAL, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(amounts in thousands of dollars)

	Six Months Ended July 3, 2010
		FISCAL YEAR
		2009	2008	2007	2006	2005
EARNINGS
Earnings before income taxes	$670,214	$1,057,393	$580,768	$710,276	$706,063	$621,046
Plus fixed charges:
Interest expense (1)	35,585	45,603	72,554	72,258	48,461	10,386
Rent interest factor (2)	5,592	11,183	9,527	9,144	8,190	7,659
TOTAL FIXED CHARGES	41,177	56,786	82,081	81,402	56,651	18,045
EARNINGS BEFORE INCOME TAXES AND FIXED CHARGES	$711,391	$1,114,179	$662,849	$791,678	$762,714	$639,091

RATIO OF EARNINGS TO FIXED CHARGES	17.3	19.6	8.1	9.7	13.5	35.4

(1)	Interest expense consists of interest on indebtedness and amortization of debt issuance costs.
(2)	Approximately one-third of rental expense is deemed representative of the interest factor.